SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE MARKET

Vivo Participações S.A. (“Vivo Part.”) and Telecomunicações de São Paulo S.A. – Telesp ("Telesp") (jointly referred to as “Companies”), in regard to the Notice of Material Fact as of December 27, 2010 regarding the Corporate Restructuring described thereof, clarify that, as stated in article 137, Paragraph 1st, of Law 6,404/76, the following shareholders that dissent from the transaction will be entitled of the withdrawal right to be exercised as from the date of publication of the minutes of the shareholders’ meeting that approve the Corporate Restructuring: (i) holders of common shares issued by Vivo Part.; and (ii) holders of common and preferred shares issued by Telesp, that hold such shares on December 27, 2010 (including the shares traded on December 27, 2010).

The amount of the reimbursement of shareholders that dissent from the transaction will be disclosed opportunely, jointly with the other conditions of the transaction.

São Paulo, December 28, 2010.

Vivo Participações S.A.
Cristiane Barretto Sales
Investor Relation’s Officer

Telecomunicações de São Paulo S.A. - Telesp
Gilmar Roberto Pereira Camurra
Investor Relation’s Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2010

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.